Exhibit 4.13

RHÔNE-POULENC S.A.

1994 Stock Option Plan1

          The Rhône-Poulenc S.A. 1994 Stock Option Plan was approved at a meeting of the shareholders of the Company held on April 22, 1994 in Paris la Défense, France. The Plan was adopted pursuant to the provisions of Articles 208-1 et seq. of the Law of July 24, 1966 (Republic of France) and Articles 174-8 et seq. of the Decree of March 23, 1967 on Business Corporations.

          The Plan authorizes the Board of Directors (conseil d’administration) to award stock options, at one time or from time to time, to employees and agents of the Company and its affiliated corporations under the conditions contemplated by Article 208-4 of the Law of July 24, 1966. Options under the Plan will confer on the holder the right to subscribe for newly issued shares of Rhône-Poulenc S.A.

          The authority of the Board of Directors to award options under the Plan will continue in effect until the fifth anniversary of the date of the shareholders meeting.

          The maximum capital increase resulting from subscriptions for new shares upon exercise of options under the Plan is established at 750,000,000 French francs during the five-year term of the Plan, including any discount and issuance of preferred investment certificates (certificats d’investissement privilégiés).

          Options must be exercised within ten years from the date of grant, but will not be exercisable during the first three years following the date of grant.

          The Plan’s approval by the shareholders of Rhône-Poulenc S.A. includes the express waiver by the shareholders of their preferential right to subscribe for shares that will be issued as and when options under the Plan are exercised. The Board of Directors, in accordance with Article 283-4 of the Law of July 24, 1966, shall reserve the rights of holders of preferred investment certificates and shall, over time, effect one or more issuances of new preferred investment certificates pro rata with such capital increases [resulting from exercise of options], during the month following the end of each fiscal year.

          The exercise price (prix de souscription) of options awarded under the Plan will be established by the Board of Directors on the date of grant, provided that the exercise price

[1]English language version of excepts from the Procés-Verbal de l’Assemblée Générale Mixte du 22 avril 1994 of Rhône-Poulenc S.A.

shall not be less than the minimum price determined in accordance with the legal requirements then in effect and provided further that no option shall be awarded within 20 trading days after the ex-coupon date for a dividend or capital increase.

          The exercise price may not be modified unless the Company effects a financial transaction having an effect on the stock price during the period of the exercisability of the option. In such a case, the Board of Directors will effect an adjustment to the number and exercise price of options awarded under the Plan in accordance with the provisions of applicable law.

          Full authority is granted to the Board of Directors, acting in accordance with the terms set forth above, to award options under the Plan, to establish their terms and conditions in accordance with applicable law and the Articles of Incorporation and By-laws (status) of the Company, and to take all necessary actions, including those relating to the listing of the shares issued upon exercise of options awarded under the Plan, and to carry out one or several related operations as contemplated by Article 6 of the Articles of Incorporation and By-laws of the Company relating to the Company’s capital stock.